Exhibit 4

JOINT BLANKET BOND ALLOCATION AGREEMENT

This Joint Blanket Bond Allocation Agreement (the “Agreement”) is entered into as of June 30, 2020, by and among, individually and not jointly, each of the registered investment companies listed on Schedule A, each on behalf of each of its series (each such registered investment company being referred to herein individually as a “Company” and collectively as the “Companies” and each series of a Company being referred to herein individually as a “Fund” and collectively as the “Funds”).

The Companies are joint insureds under an investment company blanket bond (the “Bond”) and wish to comply with the provisions of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

In consideration of the mutual covenants and agreements contained in this Agreement, the parties agree as follows:

1. Primary Coverage. Each Company shall have “primary” (i.e., minimum assured) coverage under the Bond with respect to each loss covered under the Bond in the amount shown for such Company on Schedule B hereto, that is at least equal to the amount that each such Company would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the Act.

2. Allocation of Premiums. The premium on the Bond for any Bond period shall be allocated among the Companies on the basis of the insurer’s estimate of the relative cost to the respective Companies of maintaining separate bonds in the amounts of their respective primary coverages as stated in Schedule B and with the deductibles applicable to the respective Companies, subject to approval by each Company’s Board of Trustees. Each Company shall further allocate its portion of the premium among the Funds of such Company in the same proportion as the percentage amount each Fund’s net assets bears to the Company’s net assets as of the same date.

3. Recovery of Sufficient Coverage. Recovery by any Company for a loss covered under the Bond that does not exceed the limit of coverage provided by the Bond shall be paid in full to the respective Company in the amount of its respective covered loss.

4. Allocation of Insufficient Coverage. Recovery of a loss covered under the Bond sustained by more than one Company that in the aggregate exceeds the amount of coverage provided by the Bond shall be equitably and proportionately shared among all such Companies in amounts consistent with the portion of the Bond premium allocated to each such Company, provided that, in any event, each such Company shall receive not less than the amount of its primary coverage shown on Schedule B. Recovery by a Company under the Bond shall likewise be allocated among the Funds of the Company based upon the relative premiums for such Bond period borne by the Funds incurring such loss. Any allocation in excess of a loss actually sustained by any Company shall be reallocated consistent with this paragraph.

5. Deductibles. No deductible under the Bond shall be required for any Company with respect to a loss sustained by a Company resulting from larceny or embezzlement.

6. Prior Agreements. This Agreement shall become effective as of June 30, 2020 and shall supersede any previous agreement between or among any parties hereto relating to the allocation of premiums and coverage under any joint-insured fidelity bond, and any such previous agreement is hereby terminated. If and to the extent there is any recovery of a covered loss under the Bond resulting from a claim arising during any period when a party hereto was covered under the Bond but was not yet a party to this Agreement, the terms of this Agreement shall nonetheless control as if it was in full force and effect with respect to that party on that date.

7. Additional Parties. The parties hereby agree that any registered investment company advised by Columbia Management Investment Advisers, LLC or its affiliates may become an insured under the Bond and a party to this Agreement by executing this Agreement and by paying its share of the premium in accordance with Section 2 of this Agreement.

8. Miscellaneous. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument, which may be sufficiently evidenced by one counterpart. For all purposes, signatures delivered and exchanged by facsimile transmission shall be binding and effective to the same extent as original signatures.

On behalf of each Company that is organized as a Massachusetts business trust or a series thereof, notice is hereby given that a copy of the Agreement and Declaration of Trust of such Company is on file with the Secretary of The Commonwealth of Massachusetts, and that this Agreement is executed by an officer of such Company, as an officer and not individually, on behalf of the trustees of such Company, as trustees and not individually, and that the obligations of this Agreement with respect to a series of such Company shall be binding upon the assets and properties of such series only and shall not be binding upon any of the trustees, officers, employees, agents or shareholders of such Company or such Company individually or on the assets and properties of any other series of such Company.

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement by its respective officer as of the date first set forth above.

COLUMBIA FUNDS SERIES TRUST I

COLUMBIA FUNDS VARIABLE INSURANCE TRUST,

each on behalf of each of their respective series

By:	/s/ Christopher O. Petersen
Name:	Christopher O. Petersen
Title:	President

Schedule A

Registered Investment Companies

Columbia Funds Series Trust I

Columbia Funds Variable Insurance Trust

Schedule B

Bond Period:	June 30, 2020 to June 30, 2021
Bond:	87155120B
Insurance Company:	ICI Mutual Insurance Company
Limit of Liability:	$10,000,000

Primary Coverage Allocable to Each Company

Companies	Amount ($)
Columbia Funds Series Trust I	$6,330,042
Columbia Funds Variable Insurance Trust	$3,669,958

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